UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan
Years ended December 31, 2006 and 2005

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10-11

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

April 12, 2007	/s/ BDO Seidman, LLP

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Participant-directed investments, at fair value:
Mutual funds	$13,253,264	$10,233,864
Collective funds	1,026,766	683,025
Securities of employer (82,819 and 83,567 shares)	720,527	680,235
Participant loans receivable	89,901	49,192
Cash and money market funds	108,053	51,937
Total participant-directed investments	15,198,511	11,698,253

Participant-directed contributions receivable:
Employee contributions receivable	58,922	53,558
Employer match receivable	7,776	6,755
Total Participant-directed contributions receivable	66,698	60,313

Employee stock ownership plan investments, at fair value:
Shares of Manatron, Inc. common stock allocated to participants (117,476 and 149,465 shares)	1,022,041	1,216,645
Total employee stock ownership plan assets	1,022,041	1,216,645
Net assets available for benefits	$16,287,250	$12,975,211

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2006			Year ended December 31, 2005
	Participant- Directed	Allocated ESOP	Total	Participant- Directed	Allocated ESOP Investment	Total
Additions
Net appreciation in fair value of investments	$750,217	$16,727	$766,944	$192,936	$(53,640)	$139,296
Interest and dividends	866,494	--	866,494	420,463	--	420,463
	1,616,711	16,727	1,633,438	613,399	(53,640)	559,759

Contributions:
Employee	1,572,277	--	1,572,277	1,247,280	--	1,247,280
Employer	218,164	--	218,164	162,162	--	162,162

Total Contributions:	1,790,441	--	1,790,441	1,409,442	--	1,409,442

Rollovers	144,447	--	144,447	8,940	--	8,940

Total additions	3,551,599	16,727	3,568,326	2,031,781	(53,640)	1,978,141

Deductions
Benefit payments	2,044,841	209,337	2,254,178	1,412,455	180,830	1,593,285
Administrative fees	30,256	1,994	32,250	22,498		22,498

Net additions (deductions)	1,476,502	(194,604)	1,281,898	596,828	(234,470)	362,358

Transfer in - ASIX Merger (see Note 6)	2,030,141	--	2,030,141	--	--	--

Net assets available for benefits at beginning of year	11,758,566	1,216,645	12,975,211	11,161,738	1,451,115	12,612,853
Net assets available for benefits at end of year	$15,265,209	$1,022,041	$16,287,250	$11,758,566	$1,216,645	$12,975,211

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years ended December 31, 2006 and 2005

1.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The investments of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the participation units owned by the Plan in the collective fund is based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The Manatron, Inc. Common Stock Fund (the "Fund") is tracked on a unitized basis. The Fund consists of Manatron, Inc. common stock and funds held in the Wilmington Trust Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Manatron, Inc. common stock and the cash investments held by the Fund. At December 31, 2006, 172,239 units were outstanding with a value of $10.25 per unit.

Investment securities, in general, are exposed to various risks, such as changes in interest rates, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, which could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. The Plan holds investments in the Plan Sponsor's common stock as well as various mutual funds; accordingly, Plan participants' accounts that hold shares of the Plan Sponsor's common stock are exposed to market risk in the event of a significant decline in the value of such stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

1.  Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

2.  Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988 by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature and renamed the Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986 (the "Code"), as amended, and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Trustee is responsible for the management and control of the Plan's participant-directed assets, including the investments and maintenance of such assets subject to the approval of the Committee. The Trustee is also responsible for the management and control of the non-participant directed ESOP shares.

Wilmington Trust Company has served as the Plan's Trustee and Ceridian Retirement Plan Services as its record keeper since July 1, 2004. During the 2006 plan year, Ceridian Retirement Plan Services was acquired by the Newport Group, who now serves as the Plan record keeper.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Effective January 1, 2006, the eligibility requirements for participation in the plan with respect to elective salary deferral and company matching contributions are attainment of age 21 and completion of 30 days of employment. Prior to January 1, 2006, an employee was required to complete one year of eligible service to become a participant. The eligibility requirements for discretionary ESOP contributions are attainment of age 21 and completion of one year of employment.

2.  Description of Plan (continued)

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contributions

ESOP contributions are allocated to the Plan's participants based on each participant's compensation for the Plan year in proportion to the total compensation paid to all eligible participants for the Plan year. There were no discretionary ESOP contributions in 2006 or 2005.

Profit-Sharing Contributions

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company's contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2006 or 2005.

Elective Salary Deferral and Company Matching Contributions

Employees who participate in the Plan can elect to make voluntary pre-tax contributions as a percentage of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of a participant's contribution up to 5% of their eligible compensation, which equates to a maximum match of 1.25%) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2006 and 2005 were approximately $218,000 and $162,000, respectively.

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution amounts. Vesting for ESOP and profit-sharing contribution amounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

2.  Description of Plan (continued)

Participant Loans

Participants of the Plan may borrow a minimum of $1,000 from their accounts, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a loan administration fee, which is currently paid by the participants. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the participant loan fund. Repayment terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the bank's prime rate plus 1% determined at the date of issuance. Current interest rates range from 5% to 10.5%. Principal and interest payments are made ratably through payroll deductions. Currently there are loans outstanding with a total face value of approximately $90,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as Company contributions. Forfeitures were not material during 2006 and 2005.

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70½. Vested balances of retired or terminated participants may be distributed in a lump-sum payment, annuity, installments or transfer.

2.  Description of Plan (continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. Each participant has the right to direct the Trustee as to the manner in which all Employer Stock held in the participant's accounts is voted. The Trustee totals the fractional shares of all participants who have directed the vote in the same manner and casts the largest number of whole votes possible from the total of the fraction. Any remaining fraction is disregarded. Unallocated shares of Employer Stock shall be voted by the Trustee, as directed by the administrative committee.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company pays certain administrative expenses and Trustee fees on behalf of the Plan. The Plan paid administrative fees of $32,250 and $22,498 during 2006 and 2005, respectively.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to the Plan's provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2006	2005

Neuberger Berman Trust Partners	$3,186,895	$--
Oakmark Global Fund	2,703,438	1,898,071
Neuberger Berman Genesis Trust Fund	1,460,851	1,613,258
AMCAP American Fund	1,333,290	1,077,537
T. Rowe Mid Cap Value Fund	1,062,492	783,105
Morley Stable Value Fund	1,026,766	683,025
*ESOP Investment in Manatron Common Stock**	1,022,041	1,216,645
PIMCO Total Return Fund	1,018,933	768,796
Thompson Plumb Growth Fund	--	2,384,388

*	Non-participant directed.
**	Represents party in interest.

4.  Net Appreciation (Depreciation) in Fair Value of Investments

The following table summarizes the net appreciation (depreciation) in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2006	2005
Collective Funds	$30,964	$22,570
Mutual Funds	681,939	140,438
Securities of Employer	54,041	(23,712)
	$766,944	$139,296

5.  Tax Status

The Plan's latest determination letter is dated July 26, 2002. In it, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt, and that another determination letter as of the financial statement date is not required.

6.  Plan Merger

During 2006, ASIX Inc. was acquired by the plan sponsor and the assets of the ASIX Inc. 401(k) Plan were merged into the Plan.

7.  Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Plan investments include publicly traded common stock of the Company, the Plan sponsor. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants' accounts. The Wilmington Prime MM Fund primarily consists of a cash account that is used to facilitate the trustee in purchasing shares of the Company's common stock. These transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

EIN #: 38-1983228 Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)		Description of Investment (c)	Cost+ (d)	Fair Value (e)

	Participant-Directed Investments
	Cash and money market funds:
	Cash		Cash	$	$85,692
	Wilmington Prime MM Fund		Money Market Fund		22,361
	Total cash and money market funds				108,053

	Securities of Employer:
*	Manatron, Inc.	Common Stock Fund	(82,819 shares)		720,527
			(72,498 units)
	Collective Funds:
	Morley Capital		Stable Value Fund (51,280 units)		1,026,766

	Mutual Funds:
	Neuberger Berman		Partners Trust Fund (132,898 units)		3,186,895
	Oakmark		Global Fund (106,940 units)		2,703,438
	Neuberger Berman		Genesis Fund (52,211 units)		1,460,851
	AMCAP		American Fund (68,199 units)		1,333,290
	T. Rowe		Mid Cap Value Fund (42,330 units)		1,062,492
	PIMCO		Total Return Fund (98,163 units)		1,018,933
	Allianz Funds		PEA Value Fund (46,432 units)		813,030
	Calamos		Growth Fund (13,716 units)		739,304
	Alliancebernstein		International Growth Fund (29,636 units)		560,427
	Oakmark		Equity and Income Fund (14,475 units)		374,604
	Total mutual funds				13,253,264

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2006

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment (c)		Cost (d)	Fair Value (e)

*	Participant Loans Receivable	Interest at rates ranging from 5.0% to 10.50%, maturing at various dates through 2011			89,901

	Total participant-directed investments				15,198,511

*	Employee stock ownership plan investments Manatron, Inc.	Common stock	(117,476 shares)	$525,704	1,022,041
			( 99,741 units)
	Total assets held for investment purposes				$16,220,552

*Represents a party-in-interest.

+Information not required for participant-directed investments, per Department of Labor reporting requirements

There were no assets reportable as acquired and disposed of during the year.

There were no reportable transactions under category (i), (ii), (iii) or (iv) during 2006 that are required to be disclosed.

Exhibits:

23.1	Consent of BDO Seidman, LLP dated April 27, 2007

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	April 27, 2007	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Mary N. Gephart
Mary N. Gephart Vice President - Human Resources and Administration and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Employee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of BDO Seidman, LLP dated April 27, 2007